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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Arlington Hospitality, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

041560103

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC One Sansome St., Suite 3900 San Francisco, CA 94104 415-288-2330	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 438,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 438,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 438,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.9%

14. Type of Reporting Person (See Instructions)

OO

IA

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 438,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 438,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 438,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.9%

14. Type of Reporting Person (See Instructions)

IN

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 383,900
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 383,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 383,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

PN

________

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Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Arlington Hospitality, Inc. (the "Issuer" or "HOST"). The principal executive office of the Issuer is located at 2355 S. Arlington Heights Road, Suite 400, Arlington Heights, IL 60005.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"), and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
One Sansome Street, Suite 3900, San Francisco, CA 94104.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds Under Management (1)	$1,031,594.80
DAP	Working Capital	$ 902,531.21

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have written a letter dated August 5, 2002 (attached as Exhibit B) to HOST's Board of Directors in connection with a proxy contest at HOST's upcoming August 15th annual meeting. The letter makes Lawndale's voting intentions regarding this proxy contest known early with the intent to help limit the unnecessary solicitation expenditures and disruption that proxy disputes often create.

The letter, in pertinent part, states that Lawndale, (based upon the current information available to it) will vote its shares in favor of both the alternative short slate's nominees, Kenneth Fell and Steven Belmonte.

In support of its decision, the letter cites the following:

1. The alternative slate increases the independence of HOST's Board;

2. The alternative slate increases the independent industry expertise on HOST's Board;

3. The alternative slate is only a "short slate" and does not change control; and

4. The alternative slate increases real shares owned by directors.

While Lawndale currently agrees with HOST's stated business plan, Lawndale reserves judgement on management's execution of that plan and may change its views on HOST's business plan to favor alternative plans.

Lawndale has been and may continue to be in contact with HOST's management, members of HOST's Board of Directors, other significant shareholders, and others regarding alternatives that HOST could employ to maximize shareholder value, including, but not limited to, the execution of HOST's previously announced share buy-back program and improvements in the composition, independence and functioning of HOST's Board of Directors.

Lawndale believes that the public market value of HOST does not adequately reflect the value of HOST's underlying business. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion. Lawndale did not at the time of the purchase of the Stock, and does not presently, have any plan to acquire control of HOST.

To the extent not inconsistent with the foregoing, Lawndale incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock in the last 60 days.

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Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

Exhibit B: Letter Board of Directors

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2002

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Arlington Hospitality, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 18, 2002.

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager

EXHIBIT B

LETTER BOARD OF DIRECTORS

LAWDALE CAPITAL MANAGEMENT,. LLC

August 5, 2002

Board of Directors

C/O Mr. Michael Holtz

Chairman

Arlington Hospitality

2355 So. Arlington Heights Rd. #400

Arlington Heights, IL 60005

Dear Board Member:

As you know, clients of Lawndale Capital Management hold 438,800 shares or 8.9% of Arlington Hospitality ("HOST" or the "Company") shares making us the Company's third largest shareholder. We are writing you today in connection with the upcoming proxy contest at HOST's annual meeting on August 15th with the hope that making our voting intentions (set forth below) known early will help limit unnecessary corporate solicitation expenditures and disruption that proxy disputes often create.

We find it quite disappointing that HOST and the "Committee to Enhance Shareholder Value" (the "Committee") could not work out their differences more amicably and privately especially since we find their respective business strategies extraordinarily similar. Especially due to this similarity, we hope the rationale supporting our intentions will aid the two sides to put the contest behind them more quickly to better carry out their mutually shared goal of growing and maximizing HOST shareholder value.

Lawndale has received and reviewed the Company's proxy as well as the proxy of the Committee and its proposed "short slate" of alternative director nominees. In addition to Lawndale's on-going dialogue with each of the Directors regarding the Company's strategic direction and its corporate governance policies, we have also had discussions regarding these same matters with both alternative slate nominees, representatives of the large HOST shareholder group that comprise the Committee as well as others. While we reserve the right to change our voting intentions if new information comes to light, we believe that we now have assessed sufficient information that makes such a change very unlikely.

Based on the information presented to date, Lawndale Capital Management will vote its shares in favor of both nominees of the alternative short slate, Kenneth Fell and Steven Belmonte. In support of our decision, we note the following:

1) The alternative slate increases the independence of HOST's Board. The importance of our portfolio companies having boards where a substantial majority of its members are independent, actively involved and strategically qualified is paramount. I have shared with many of you that we feel the definition of "Independent Director" promulgated by the NASD is unacceptably weak and, as a bare minimum requirement for listing, is not close to "Best Practices". For example, we think former employees, who were during their employment subordinates to the CEO, can rarely if ever "independently" assume the oversight and accountability role over their former supervisor. This is not to say that such ex-employees aren't value-added to the board and the company, but they are not "independent".

2) The alternative slate increases the independent industry expertise on HOST's Board. As I have communicated to you previously, Arlington lacked "independent" board members that had hotel industry experience at levels that approached or exceeded management's. For a properly functioning oversight and accountability mechanism, there needs to be some of this expertise at the board level that is independent of management. In addition, in terms of setting forth and enforcing a strategic plan that is viable and rests on a sound foundation that doesn't shift too liberally, the board ought to have such expertise available to management to serve in an active strategic advisory role. Finally, in developing and implementing one of the board's prime functions, a strong managerial succession plan, experienced hotel professionals on Arlington's Board would provide knowledge and experience to effectively perform this task.

3) The alternative slate is only a "short slate" and does not change control. We note that the alternative nominees are for only two of seven directors and that HOST's Chairman & CEO is included in the alternative slate.

4) The alternative slate increases real shares owned by directors. We feel directors interests are more aligned with shareholders when they too are shareholders. This is made all the more compelling when those shares are purchased with real money and not subject to inherent conflicts on creating such shareholdings via option grants.

Since we find the business platforms of the two sides so similar, the basis for our decision to support the alternative slate rests solely on matters that could be considered improvements in governance. We very much appreciate the efforts and work performed by HOST's Board so far in adopting governance improvement measures we have suggested and by formalizing these changes in its by-laws. However, the alternative slate brings to the Company changes we believe are still needed and provides for a better composed board than that proposed by the Company.

As always, if any member of Arlington's Board has any questions for us on these matters or if we could be of any help in your governance improvement process, please don't hesitate to contact me.

Sincerely,

Andrew Shapiro

President and Managing Member